SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

United Insurance Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

910710102

(CUSIP Number)

Neil W. Savage 333 Third Avenue North Suite 400 St. Petersburg, Florida 33701 (727) 341-8388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Chester E. Bacheller, Esq.

Holland & Knight LLP

100 North Tampa Street, Suite 4100

Tampa, Florida 33602

Phone: (813) 227-8500

Fax: (813) 229-0134

September 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Neil W. Savage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,508
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,508
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,014,815
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.59%
14	TYPE OF REPORTING PERSON IN

Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Kern M. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,152
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 204,152
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,157,459
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.97%
14	TYPE OF REPORTING PERSON IN

Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) William W. Hood, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,542
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 208,542
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,849
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01%
14	TYPE OF REPORTING PERSON IN

Page 5 of 6 Pages

This Amendment No. 3 to Schedule 13D (the “Amendment”) is being filed on behalf of Neil W. Savage, Kern M. Davis and William W. Hood, III to amend the Schedule 13D (the “Schedule 13D”), which was originally filed on February 14, 2011, as amended by (i) Amendment No. 1 to the Schedule 13D (“Amendment No. 1”), which was originally filed on October 26, 2011, and (ii) Amendment No. 2 to the Schedule 13D (“Amendment No. 2”), which was originally filed on March 15, 2012, relating to the common stock, $0.0001 par value (the “Common Stock”) of United Insurance Holdings Corp. (the “Issuer”).

All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D, Amendment No. 1 and Amendment No. 2. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), to amend Items 4, 5 and 6 as set forth below.

Item 4.	Purpose of Transaction.

As previously disclosed terms in the Schedule 13D, Amendment No. 1 and Amendment No. 2, the Reporting Persons entered into an agreement as of February 14, 2011 (the “Original Agreement”) pursuant to which the Reporting Persons formed a group under the Exchange Act. As of September 18, 2012, the Reporting Persons entered into a termination agreement (the “Termination Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference, pursuant to which they unanimously agreed to terminate the Original Agreement.

Item 5.	Interest in Securities of the Issuer.

(a) Based on the Issuer’s Form 10-Q for the period ended June 30, 2012, there were 10,361,849 shares of Common Stock outstanding. Mr. Savage beneficially owns 61,508 of the Issuer’s shares, or 0.59% of the Common Stock outstanding as of June 30, 2012, as computed in accordance with Rule 13d-3(d) of the Exchange Act. Mr. Davis beneficially owns 204,152 of the Issuer’s shares, or 1.97% of the Common Stock outstanding as of June 30, 2012, as computed in accordance with Rule 13d-3(d) of the Exchange Act. Mr. Hood beneficially owns 208,542 of the Issuer’s shares, or 2.01% of the Common Stock outstanding as of June 30, 2012, as computed in accordance with Rule 13d-3(d) of the Exchange Act.

(b) Following the Termination Agreement, each of the Reporting Persons has sole voting and dispositive power over their respective shares of Common Stock listed above in Item 5(a) and does not have any shared voting or dispositive power over any shares of Common Stock.

(c) None.

(d) None.

(e) Following the Termination Agreement, each of the Reporting Persons ceased to be a beneficial owner of more than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The summary of the Termination Agreement described in Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Termination Agreement, effective as of September 18, 2012, by and between Neil W. Savage, Kern M. Davis and William W. Hood, III.

Page 6 of 6 Pages

SIGNATURE PAGE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Schedule 13D with respect to such person is true, complete and correct.

Date: September 18, 2012	/s/ Neil W. Savage
Neil W. Savage

Date: September 18, 2012	/s/ Kern M. Davis
Kern M. Davis

Date: September 18, 2012	/s/ William W. Hood, III
William W. Hood, III